Exhibit 99.

PRESS RELEASE

ROSTELECOM REPORTS ON ANNUAL GENERAL SHAREHOLDERS’ MEETING

Moscow — June 26, 2006 — Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced the results of its Annual General Shareholders’ Meeting held on June 24, 2006.

At the meeting, shareholders voted to approve the following items:

•                  Approval of the Company’s annual report, annual financial statements in accordance with Russian Accounting Standards (RAS), including profit and loss statement of the Company, and distribution of profits and losses for 2005 fiscal year.

•                  Declaration of the annual dividends for 2005:

–                 RUR 3.7178 per preferred share to be disbursed starting from July 15, 2006 to December 15, 2006. The total amount of dividends to be paid to holders of preferred shares will amount to RUR 902.8 million, or 10.0% of 2005 RAS net profit;

–                 RUR 1.5617 per ordinary share to be disbursed starting from July 15, 2006 to December 15, 2006. The total amount of dividends to be paid to holders of ordinary shares will amount to RUR 1,138.0 million, or approximately 12.61% of 2005 RAS net profit.

Dividends will be disbursed to shareholders included into the list of persons entitled to receive dividends in conformity with the shareholders’ register as of May 5, 2006, as follows:

–                 by transfer to shareholders’ bank accounts (bank charges deducted);

–                 by postal order (postal costs deducted);

–                 by payment through the Company’s cashiers (for Rostelecom employees only).

•      Election of the new Board of Directors:

1.                 Vladimir Bobin, Deputy General Director of CIT Finance Investment Bank;

2.                 Yevgeny Chechelnitsky, Deputy Head of the Federal Communications Control Service;

3.                 Valery Degtyarev, General Director of Professional Telecommunications;

4.                 Alexander Kiselev, General Director of Svyazinvest;

5.                 Sergei Kuznetsov, First Deputy General Director of Svyazinvest;

6.                 Stanislav Panchenko, Deputy General Director of Svyazinvest;

7.                 Irina Ragozina, Director of Corporate Governance Department of Svyazinvest;

8.                 Elena Selvich, Director of Finance Department of Svyazinvest;

9.                 Natalia Terentyeva, Head of Internal Audit of CTC-Media, Inc., Moscow office;

10.           Valery Yashin, representative of Svyazinvest;

11.           Dmitry Yerokhin, General Director of Rostelecom.

•      Members of the Audit Commission were elected:

1.                 Svetlana Bocharova, Head of division of the Accounting Department of Svyazinvest;

2.                 Olga Koroleva, Chief Accountant of Svyazinvest;

3.                 Natalia Vorobyeva, Head of division of the Department of Economic and Tariff Policies of Svyazinvest.

•                  Ernst and Young LLC was approved as the Company’s external auditor for 2006 fiscal year RAS financial statements.

•      The restated Company’s Charter was approved.

•      The restated Company’s Regulations on the Board of Directors were approved.

•      The restated Company’s Regulations on the Management Board were approved.

•      The restated Company’s Regulations on the Audit Commission were approved.

•                  Directors’ remuneration for the period they served as the members of the Company’s Board of Directors as well as reimbursement of the expenses incurred owing to their service as the members of the Company’s Board of Directors were approved.

•                  Termination of the Company’s membership in the ISKRA Association of Federal Business Service Network Operators was approved.

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Certain statements in this press release are “forward-looking statements” within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company’s operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U. S. Securities and Exchange Commission. Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom PR and IR Department

Tel.: + 7 499 973 9920

Fax: + 7 499 973 9977

e-mail: rostelecom@rostelecom.ru